Major resolutions of 2014 Annual General Meeting Date of events: 2014/06/24 Contents:

1.	Date of the shareholders' meeting: 2014/06/24

2.	Important resolutions: (1)Ratification of 2013 business report and financial statements.

(2)Ratification of the proposal for the distribution of 2013 earnings; the cash dividend is NT$2.3881 per share. The ex-dividend base date shall be July 23, 2014. (3)Approval of the proposal for cash distribution from capital surplus; the cash distribution is NT$2.1370 per share. (4)Approval of the amendment of the ”Articles of Incorporation”. (5)Approval of the amendment of the ”Procedures for Acquisition and Disposal of Assets”. (6)Approval of the proposal to release the non-compete restrictions on directors

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: None